SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

Vir Biotechnology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92764N 102

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92764N 102	Page 2 of 9

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,499,999
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,499,999

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,499,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

Based on 127,388,620 shares of the Issuer’s common stock outstanding as of November 6, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2020.

CUSIP No. 92764N 102	Page 3 of 9

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,499,999
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,499,999

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,499,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Based on 127,388,620 shares of the Issuer’s common stock outstanding as of November 6, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 10, 2020.

CUSIP No. 92764N 102	Page 4 of 9

1	NAMES OF REPORTING PERSONS Temasek Life Sciences Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,499,999
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,499,999

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,499,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Based on 127,388,620 shares of the Issuer’s common stock outstanding as of November 6, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 10, 2020.

CUSIP No. 92764N 102	Page 5 of 9

1	NAMES OF REPORTING PERSONS V-Sciences Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 127,388,620 shares of the Issuer’s common stock outstanding as of November 6, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 10, 2020.

CUSIP No. 92764N 102	Page 6 of 9

1	NAMES OF REPORTING PERSONS TLS Beta Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,999,999
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,999,999

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,999,999
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 127,388,620 shares of the Issuer’s common stock outstanding as of November 6, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 10, 2020.

CUSIP No. 92764N 102	Page 7 of 9

Item 1(a).	Name of Issuer:

Vir Biotechnology, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

499 Illinois Street, Suite 500, San Francisco, California 94158

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek”);

(ii)	Fullerton Management Pte Ltd (“FMPL”);

(iii)	Temasek Life Sciences Private Limited (“TLS”);

(iv)	V-Sciences Investments Pte Ltd (“V-Sciences”); and

(v)	TLS Beta Pte. Ltd. (“TLS Beta”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship:

Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

92764N 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2020, V-Sciences directly owned in aggregate 500,000 shares of the Issuer’s common stock and TLS Beta directly owned in aggregate 4,999,999 shares of the Issuer’s common stock.

V-Sciences and TLS Beta are each a wholly-owned subsidiary of TLS, which in turn is a wholly-owned subsidiary of FMPL, which in turn is a wholly-owned subsidiary of Temasek.

Each of TLS, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the Shares directly owned by V-Sciences and TLS Beta, respectively.

(b)	Percent of class:

TLS, FMPL and Temasek: 4.3%

V-Sciences: 0.4%

TLS Beta: 3.9%

The percentages above are based on 127,388,620 shares of the Issuer’s common stock outstanding as of November 6, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 10, 2020.

(c)	Number of shares as to which the person has:

CUSIP No. 92764N 102	Page 8 of 9

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

TLS, FMPL and Temasek: 5,499,999

V-Sciences: 500,000

TLS Beta: 4,999,999

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

TLS, FMPL and Temasek: 5,499,999

V-Sciences: 500,000

TLS Beta: 4,999,999

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 92764N 102	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Andrew Ang Lye Whatt
		Name:	Andrew Ang Lye Whatt
		Title:	Authorized Signatory

Dated: February 11, 2021	FULLERTON MANAGEMENT PTE LTD
	By:	/s/ Gregory Tan
		Name:	Gregory Tan
		Title:	Director

Dated: February 11, 2021	TEMASEK LIFE SCIENCES PRIVATE LIMITED
	By:	/s/ Lim Siew Lee Sherlyn
		Name:	Lim Siew Lee Sherlyn
		Title:	Director

Dated: February 11, 2021	V-SCIENCES INVESTMENTS PTE LTD
	By:	/s/ Zahedah Abdul Rashid
		Name:	Zahedah Abdul Rashid
		Title:	Director

Dated: February 11, 2021	TLS BETA PTE. LTD.
	By:	/s/ Zahedah Abdul Rashid
		Name:	Zahedah Abdul Rashid
		Title:	Director